November 4, 2009
FILED VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:	Kathleen Collins, Branch Chief — Accounting Jason Niethamer, Senior Staff Accountant Kevin Dougherty, Staff Attorney Maryse Mills-Apenteng, Special Counsel

Re:	PROS Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 26, 2009 File No. 001-33554
Ladies and Gentlemen:
     We are writing this letter in response to the comment letter dated October 23, 2009 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 26, 2009 (the “Form 10-K”) by PROS Holdings, Inc. (the “Company”). This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response. The Company intends to file an Amendment No. 1 to Form 10-K (“Amendment No. 1”) upon the resolution of the comments raised by the Staff in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	We note your response to prior comment 2 and continue to believe that disclosure regarding bookings/backlog and their potential impact on future revenues would provide readers information necessary to an understanding of your financial condition, changes in financial condition and results of operation and enable investors to see the company through the eyes of management, which is one of the primary objectives of MD&A. We acknowledge your concerns with respect to the timing of implementation services, including potential delays of the implementation periods, and how these potential delays make it difficult to reasonable estimate the timing of revenue recognition past near-term quarters. Therefore, while we continue to believe you should provide the information required by Item 101(c)(1)(viii) of Regulation S-K, to the extent that the Company believes its ability to reasonably estimate the timing of revenue from these firm-commitment orders may vary due to unanticipated changes in implementation schedules, then indicate as such in your backlog discussion. We refer you to SEC Release 33-8350.

3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

Response: The Company advises the Staff that the Company will include the disclosure regarding backlog in its future filings.
         Please do not hesitate to contact me at (713) 335-5151 if you have any questions regarding this letter.

Sincerely, PROS HOLDINGS, INC.
By:	/s/ Charles H. Murphy
Charles H. Murphy
Chief Financial Officer

cc:	Albert Winemiller (PROS Holdings, Inc.) John J. Gilluly III (DLA Piper LLP US)

3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

2